Invest in Relevant Entertainment LLC

A company bringing real people real hope through a life changing connection



RELEVANTENTERTAINMENT.NET   HASLET TX

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Why you may want to invest in us...

1   DISRUPTIVE- Relevant Entertainment doesn't want to just make films, we want to completely reimagine the industry.

2   PROFESSIONAL- our team has almost 50 years of experience working in TV and film.

3   INDUSTRY CONNECTIONS- our partners have relationships with major studios such as Universal, Sony, and Paramount.

4   BUSINESS EXPERTISE- our CEO has 18 years experience in leadership for Fortune 10 companies such as T-Mobile and Toyota.

5   DIFFERENT- our films are for everyone, but we will specifically focus on stories for the Millennial and GenZ audiences.

6   ENPOWERING- our company will be a home for faith and the female voice in film.

Why investors ❤ us

WE'VE RAISED $10,000 SINCE OUR FOUNDING



She is passionate for the cause of Christ and wants to make a difference in this world. She believes strongly in what she is doing and the impact Relevant Entertainment can make in today's movie-goer. From an investor's perspective the ROI makes financial sense. It is a plus to have an organization focused on films which will appeal to most movie-goers while emphasizing, the seemingly lost, moral and spiritual values of a relatively large market in the U.S. and ultimately the world. Vicki and Relevant Entertainment will be a positive influence in the film industry.

David Dillow ⭐

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Our team



Vicki O'Brien
CEO/Producer

In her mid twenty's, Ms O'Brien began her successful career in the entertainment industry as an actress. For more than 20 years, she has worked alongside award winning actors, casting directors, and directors on multiple film and TV projects.

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Matt Socia
Executive Co-Producer
A 25+ year highly respected and award winning SAG actor who has multiple producing credits in the mainstream entertainment industry.



John J. Lee, Jr.
Production and Business Affairs Consultant
Successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earnings exceeding $4 billion.

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Entertainment Needs Traditional Values And Faith.

Media has become the dominant form of communication and influence on society over the past 50 years or more. During this time, people of faith somehow started viewing entertainment and the arts as enemies; this has led to a vacuum of morality, integrity, and truth in the entertainment world, which is destroying our society. If we stand a chance at regaining a culture where values and morality are held as important virtues to possess, then we must overhaul our entertainment.

We believe there is a HUGE base of everyday movie-goers who want to watch movies without having to compromise their morals or values and are willing to support ANY film like this, AS LONG AS it has studio-quality entertainment with a solid story that relates a real world message of hope and truth...and would love to not only support this mission, BUT SHARE IN THE POTENTIAL PROFITS! Are you ready to learn more and find out what's in it for you? Keep reading...



"The power of a film lies in its ability to tell a great story that people want to hear. Relevant Entertainment knows how to do this, and is the future of film we need!"

Dwight Mathis
Writer/Director
Creator/Producer of TV series "Full Disclosure", director of Titus Burgess animated TV series, and writer of "Through Thick and Thin".

The Solution- Entertainment Professionals

The only way to truly alter the message in media is to transform the industry from the inside out. You wouldn't go to your doctor to fix the engine on your car, so why would you think those with no entertainment industry experience are capable of understanding the mechanics behind good filmmaking? The simple answer is they're not!

We will not only ensure that the truth and hope of our faith is woven into the stories of our films, but we will be a film production company created with the intent to share the gospel with those who work in Hollywood, as well.






First headshot in 2000   **Current Headshot**



Matt- The Early Years   **Current Headshot**



Pictures of Vicki and Matt on various TV and Film Sets

A Long Standing Career in TV and Film

The CEO and Co-Executive Producer are people of faith who combined have almost 50 years experience in the film and TV industry in the areas of acting, directing, and producing with our projects seen on numerous networks and big screens, while our partners at One Door Studios have a decade of experience in the film finance side of the industry and relationships with major studios including: Sony, Universal, Warner Media, Disney, Viacom/CBS/Paramount, and Lionsgate. As mainstream professionals with creative and business experience, we will work to create the same great studio-quality entertainment that you all desire and expect! We invite you to join us on this journey!

 



amc
lifetime.
CBS
UNIVERSAL
SONY
PICTURES
TELEVISION
Paramount

Our Focus- Future Generations

Our goal is to help shape the future of the next generation through media. Although we believe our films will appeal to most movie-goers, we will be a company in this industry who places an emphasis on stories that relate and speak to the Millennial and Gen Z audiences- who combined are the largest movie-going audience.



Frequent Moviegoers (Millions) by Age[30]
2017 2018 2019
15.0
10.0
5.0
0.0
3.3 3.1 2.6
5.5 5.0 5.3
5.2 5.6 5.4
11.1 10.8 10.7
6.5 6.8 6.3
5.6 5.0 4.2
6.2 6.6 5.5
2-11
12-17
18-24
25-39
40-49
50-59
60+

	2-11	12-17	18-24	25-39	40-49	50-59	60+
% of Population 2019	13%	8%	9%	21%	13%	13%	23%
% of Frequent Moviegoers 2019	6%	13%	13%	27%	16%	11%	14%

In 2019, there were 40 million frequent moviegoers. The 25-39 year old age group (10.7 million) had the most frequent movie goers. This has been true for the past 3 years.

Stats according to the 2019 MPAA Theme Report



2019 Age Group Share of Total Population, Moviegoers, and Tickets Sold
2-11 12-17 18-24 25-39 40-49 50-59 60+
Population 13% 8% 9% 21% 13% 13% 23%
Moviegoers 13% 9% 11% 24% 13% 12% 18%
Tickets sold 10% 11% 13% 25% 15% 11% 15%
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%

In 2019, the 18-24 and 25-39 age groups were overrepresented in terms of tickets sold, accounting for 9% and 21% of the population respectively, and 13% and 25% of tickets sold.

Stats according to the 2019 MPAA Theme Report

Why is This Important? We Are Losing These Generations

One thing for sure is that not only is the current environment in media and entertainment disruptive for society as a whole, but it seems to have a much more direct and long term impact on the younger generations, and what happens with these generations affects us all!



NIH National Institutes of Health
COVID-19 is an emerging, rapidly evolving situation.
NEWS RELEASES
Release of "13 Reasons Why" associated with increase in youth suicide rates
Institute/Center
The Netflix show "13 Reasons Why" was associated with a 28.9% increase


NIH-supported study highlights the importance of responsible portrayal of suicide by the media.
in suicide rates among youth ages 10-17 in the month (April 2017) following the shows release, after accounting for ongoing trends in suicide rates according to a study published in Journal of The American Academy of Child and Adolescent Psychiatry. April 2019


ORIGINAL COMMUNICATION
MEDIA INFLUENCES ON CHILDREN AND ADOLESCENTS: VIOLENCE AND SEX
"The portrayal of violence, sex, and drugs/alcohol in the media has been known to adversely affect the behavior of children and adolescents. There is a strong association between perception of media messages and observed behavior, especially with children..."

Just take a look at the current line up of TV shows, films, and online streaming content, and what you see on display all too often are film and TV shows that meet the criteria these generations desire in entertainment, but they also glorify the dark side of life, while encouraging the acceptance of unhealthy beliefs.

Our Slate of Original Films

When you invest in Relevant Entertainment, you're not just investing in one film, you're investing in a slate of films. We currently have 3 projects in the works and a fourth project being created with more to come. By offering films that range in genre, tone, and topics, we aim to offer more financial stability to our investors over the years to come. We plan to use the profits from our first three films to fund subsequent films in the future. We are in this for the long haul!

Our First Film: *"Through Thick and Thin"* is a story about a young man from Dallas with a promising future who learns firsthand how cruel, difficult, yet redemptive life can be after finding himself homeless. It seamlessly blends the struggles, heartache, and laughter of everyday life together in an entertaining and poignant way. Think *Napolean Dynamite* meets *Steel Magnolias*.


THROUGH THICK AND THIN
A FILM BY
DWIGHT MATHIS

Our Second Film: *"Another Way"* **(working title)** is based on a true story. Although Brad Riley grew up in a typical church-going, family-oriented suburban city in Texas, his family was far from typical. By the time Brad was finishing middle school, the lack of affection shown in his family, abusive behaviors, and the desire to constantly be as far from home when possible, led Brad to gravitate to a group of similarly lost friends his age. Their poor decisions eventually led to all of them doing jail time by the end of their senior year in high school. God's story for Brad, however, was not done. This film is about how he went from someone with six different stints in jail to the lead worship pastor at one of the most influential churches in the Dallas/Fort Worth metroplex.



Our Third Film: *"The Other Side of The Moon"* is a story about a young man in his 30's who is on the verge of losing his family and career when he is presented with a personal story of love and tragedy from an unexpected source that inspires him to step out of the shadows and into the light.



No poster at this time

The Business Model- Redefine The Business of Independent Filmmaking

We're not asking you to invest in a vision with good intentions. We're offering you the opportunity to invest in a professionally run business with a gospel-centered mission.

One of the main things that sets us apart from other production companies is in <u>how</u> we go about making our films. Financial success in filmmaking requires a methodical and highly-developed set of plans.

The majority of independently produced films result in a financial loss, as most investors will tell you. This is due to a lack of proper structuring in the development process, which is why we employ the most successful roadmap for filmmaking that currently exists in the industry.

<u>Here's what we do-</u>

During Development We...



Fully develop the story to ensure it is audience worthy.
Have internal "Green light Process" to ensure film is studio ready and profitable in all avenues.
Secure global distribution and production funding before production of film begins.
BANK
Acquire bank funding to ensure global production, license, and other collateral.
Attach studio pre-approved director and main cast.
GUARANTEE
Acquire a completion bond to ensure the bank the film will be completed on time and on budget.

Large Market Audience- Limited Offerings

There really isn't much direct competition in this space. Major studios don't make many movies that appeal to the Millennial and GenZ audiences that don't come with an R rating. So, for the millions of film loving people out there in these categories who are tired of having to choose to overlook a sexually explicit scene, ignore expletive rants, or even be told what their social/political views should be if they desire to be a good citizen of humanity, their options outside of the faith-based or animated world are becoming smaller and smaller these days. Now, what if the desire of these average movie-going individuals, specifically Millennials and Gen Z aged people, such as: original storylines with strong acting, movies that explore complex and conflicting emotions, stories with authentic humor, young people in leading roles, and films that accurately portray traditional values was placed at the forefront of every film a production company made? Combine this with the business model that major studios use to produce their films, and we believe you have movie gold like the comparable films in the chart below here.



Comparative Films Box Office Revenue
400,000
300,000
200,000
100,000
0
$120.5M
$180.6 M
$196.1 M
$216.6 M
$232.3 M
$305.9M
$309.2 M
Instant Family
Sweet Home Alabama
The Vow
The Help
Juno
Wonder
The Blind Side
Worldwide Box Office Revenue

What Do You Get?

We are working with One Door Studios (whose founder has 30 plus years experience providing business, funding, and distribution services for 19 studio released motion pictures) to ensure that our production model, which is a proven method for securing financing for major studio pictures, allows for the highest ROI and global success in all avenues of financial windfall possible.

This means whether you invest $100 or $500,000 every investor will receive 110% of their investment (pro-rata the percentage of your investment) from the budget of each film before it is produced. After each film begins its global distribution, each investor receives their full proportional share of 25% of the film company's global profits from all of the motion pictures revenue sources. Plus, you will be able to say that you helped produce multiple major motion pictures! Here's a picture of what this timeline looks like.

Timeline of Recovery and Profits:

Total Investment Raised (Limited Partnership- 25% Revenue Share with film company)
Bank Production Financing Facility Opens
Production funds available.
Earnings Estimates During 1st 5 years
Investors get 25% of all Development



Film projects development begins.
$200-$500k expenses for screenwriters and business development.
$1.3 Million director/actor attachments.
$200,000 Marketing, Legal, and Overhead.

Investor 110% recovered ($2.2 Million) before filming begins.

Company profits from all revenue sources.

Month 18

Month 38

Month 1

Month 22

Month 96

Distribution of Film is Set

Studio approved script completed
Studio approved director and lead cast attached.
Production cost determined.
Production collateral set.
Production bond set.
Production bank loan set.

Film's Global Theatrical release

Theatrical, Streaming, Television, Music, and all rights in their respective release windows.

Investors receive 25% of Development Company's share.

All the times and amounts in the graph shown are forecasts, and not guarantees.

DEVELOPMENT INVESTOR TIMELINE OF RECOVERY AND PROFITS

This chart shows the timeline of investment use and profit recovery per film. We have 3 in our slate.

ALL OF THESE TIMES AND AMOUNTS ARE FORECASTS. IT IS NOT POSSIBLE TO GUARANTEE THAT THESE ARE ACCURATE OR WILL EVER OCCUR.

Investor Perks!

Why are we doing this? Because we <u>can</u>, and because <u>YOU</u> are the best advertisement we could ever get! We believe that by investing in those who invest in us we will be building a solid and excited fan base who will share our mission and projects with everyone they know! We are on a mission to send an unmistakeable message to the world that excellent entertainment and values can and must co-exist. Won't you join us?

P.S. We are offering an "early bird perk" for all investments up to our first $100,000 raised. Keep reading to see how you can take advantage of this great offer.

 *Perk 1* : $500-$1,000

Receive a special "Thank You" with your name in the credits of all 3 films!

 *Perk 2* : $1,000-$2,500

Receive access online to exclusive members only video footage and updates during development and production for each of the first three pictures, plus previous perks.

 *Perk 3* : $2,500-$5,000

Investor receives a digital autographed picture of the main cast for each of the first three pictures. Plus previous perks.

 *Perk 4* : $5,000-$50,000

The first **50** investors at this amount receive invitations for two to the cast and crew screenings for one of the three pictures of your choice. Previous perks included.
Private dinner with the CEO and Co-Executive Producer included.
****Travel and Accommodations not included.****

 *Perk 5* : $50,000-$100,000





: $50,000-$100,000

Investor receives a special invitation to to an exclusive actor's meet and greet for one of the three pictures of their choice. Plus, previous perks included.

****Travel and Accommodations not included****





Perk 6 :$100,000-$500,000

Investor receives Associate Producer credit for each picture. Plus, previous perks.





Perk 7 :$500,000 and up

Investor receives Executive Producer credit for each picture. Plus, previous perks.







Early Bird Perk

120% - on initial investment, **PLUS**

30% - profit share with picture production company in perpetuity on first 3 films.

Before We Call It A Wrap (as the saying goes in film)

Thank you for considering partnering with Relevant Entertainment on this journey! We couldn't be more humbled and excited about the opportunity we have before us to literally reshape society and our culture for the better, and being able to share this mission with people such as yourselves is so rewarding for us. Before wrapping up the story behind the vision, as CEO, I wanted to mention a few things worth noting.

We believe Relevant Entertainment is unlike any other company in the entertainment realm. This is intentional in design, as the business of entertainment is a broken business model in many ways. I want to take a few minutes to explain a little more about what makes us different in my own plain spoken, Southern way.

We want to energize "the silent majority" to unite with us on our mission to influence the world of entertainment. You see, it's not just about how we fund the company, but we feel more importantly, it's about how we alter the message in media. If we achieve this goal, we will have created an unstoppable force for good, and with your help, will have accumulated millions of dollars with which the company will continue to create amazing products for years to come because we will have a base that is emotionally and financially invested in our mission!

I am a big believer that you should never invest more than you can bear to lose. With that said, let me ask you a question. What will be the cost to each of us, as well as future generations if we continue to sit by and watch our society go down a path of moral and societal destruction without ever making a real investment to change it? If you're willing to take a leap of faith and shoot for the stars, we would love to have you on our team! We're not solely relying on our experience, money, and "know-how" to make this company a success, but we are trusting and leaning into the hand of the Almighty to do what only He can do, and He likes to work through everyday people! Now is the time, this is the team to do it, and you are an important part of His plan. Won't you join us?

Looking Ahead Together With You,

Vicki O'Brien

Founder and CEO of Relevant Entertainment



Founder and CEO of Relevant Entertainment

Investor Q&A

+ EXPAND ALL

What does your company do?

We are a Texas-based company that creates and brings to life films for all avenues of global release. Our goal is to make quality, character-driven films that offer high entertainment value while sharing the truth about God in an honest, thoughtful, and relatable way, as well as offer films that are values-oriented once again to the masses.A good story that needs to be shared will connect emotionally with everyone watching, and that is exactly what each of our first three films do.

Where will your company be in 5 years?

In 5 years, we hope to have begun a revolution within the industry that is unstoppable by having released three global break-out motion pictures that captivate the hearts and minds of audiences, while enriching our investors and solidifying our company. We want to marry the highest quality entertainment with God-fearing morals and values, and have sufficient cash flow to fund subsequent films. These projections are not guaranteed.

Why did you choose this idea?

Media in all its forms is the main driving force behind information and even the shaping of peoples' beliefs these days. However, it seems that only one minority voice/viewpoint is heralded in media, at the expense of society as a whole. This must change for the sake of future generations. As the saying goes, when good men do nothing, evil wins.

How far along are you? What's your biggest obstacle?

We currently have 3 scripts ready for development with two of our first three scripts fully written. In order to complete the detailed and lengthy polishing process for these scripts, as well as begin the entire process for the remaining script, we need to raise our development funding. As is true with most start ups, especially films, our biggest obstacle at this point is getting the initial development funding we need to put all the wheels into motion.

Who competes with you? What do you understand that they don't?

There are really only two main competitors in the traditional values/faith genre of film entertainment who have had any type of consistent large scale success (however, neither compete in all of the 9 largest markets globally): The Kendrick Brothers and The Erwin Brothers. Although both companies have seen favorable outcomes with their films, neither company has been embraced by the larger mainstream global film audience; this is especially true with the Millennial and GenZ audiences. Plus, neither company uses the financing model that we do which enables us to compete globally with the major studios. So, in reality, we really don't have any direct competitors with the creative and producing experience that we have who are creating films specifically appealing to these audiences using the finance model we do.

How will you make money?

We anticipate earning our future primary income from the global distribution of our first three films, as well as other films that follow. Our projections of profits (not guaranteed) for each of the three pictures ranges from between 2x to 5x each picture's cost.

Relevant Entertainment has the know how and experience to successfully develop our three major projects, two of these being already completed scripts, one of which has begun the process of under going extensive redrafting guided by our development team, producer notes to the screenwriters, as well as coverage reports provided by top paid industry analysts.

To top it off, due to our relationship with One Door Studios, we have access to deep industry connections built over decades for the production bank financing, completion bonding, and related collateral relationships. This will allow us to create other avenues for revenue streams such as branding.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Although there are amazingly high rewards awaiting an individual who invests in the right film and production company, there are also some sizable and inherent risks that need to be acknowledged before making a decision to invest.

   *** It is important to notate this here before we move on with the inherent risks involved with film investment. The particular business model we have employed severely mitigates total development money loss for the investor for these 2 reasons: 1. Once distribution is acquired (expected but not guaranteed), development investors will receive their investment plus the agreed upon percentage back in full before filming commences. In this case, the only potential money loss would be on the 50/50 split of producer profits on the back end if the film under performs expectations. 2. If for some unexpected reason/worst case scenario we are unable to acquire distribution for a film, the remaining portion of the $2 million development fund would be returned to investors. Only about one fourth of this money is set aside to be used for the development of the script, while the rest is held for securing studio-approved lead cast and director, and for operating expenses attached to that.***

 The number one mandate of any film or production company is to bring quality entertainment to their audience. However, this is usually the main reason that a film or production company ultimately fails. If we don't take the time to properly construct, massage, and reinforce our screenplays, then it won't matter how much money we have to make them, they won't generate the return we desire. This is why we will take the lengthy amount of time (anywhere from 12 to 18 months) to properly develop each script we plan to produce. It is worth noting that even some of the best written scripts end up not receiving the financial windfall expected, and that is because film profit is ultimately up to the appetite of the movie-going audience. Although we will go about our due diligence to ensure that the proper audience and comparative film analysis is done to determine who our target audience is and how to properly market to them, as well as working to ensure that our films will cater to the masses, whether the film is well received is in some ways out of our control. This is also one of the reasons why we will have a slate of films being produced, so that if for some reason one of the films underperforms our expectations, the other films can offset the loss.

The next reason production companies and films typically fail is due to poor management of the business side of this endeavor. The overwhelming majority of film production companies, including independent producers of individual films, tend to have an unending supply of creativity, but a vastly small or non-existent supply of business savvy. This is why it will be important for us to spend the time to develop each project by securing global distribution in all avenues and setting our global territory branding relationships in place before commencing production on a film. We also must construct generous, but financially responsible paydays for all crew and cast members for each project in order to avoid the perpetual bleeding out of finances on the back end of a film that happens all to often in the industry due to union regulations and exorbitant agreed upon salaries given up front to many key production figures in full before filming ever takes place. Even if all of this is done methodically and properly, there is always the chance that we may not get distribution. It is worth noting that the business model we have employed and laid out on this platform for you seriously mitigates the chances of not obtaining distribution, which is why we choose to use it. But the risk still exists.

How Will We Fix The "Broken Business" Model of Hollywood? ⌄

To take things one step further, we believe that the "standard" method of structuring budgets for films, on the whole, is bloated and broken. Just like everyday people must balance their budgets and create a system that keeps them from going deep into the red financially, businesses must do the same. However, this is a concept that has somehow escaped the entertainment world, especially production companies over the years. This is probably due in large part to the lack of business expertise by those running production companies. One thing that makes Relevant Entertainment very different is that, as the CEO, I have as many years experience managing teams of people, multi-million dollar budgets, and projects for Fortune 10 companies as I do on the creative side of filmmaking. This makes for a rare and unique combination. Because of this, we will employ various business techniques that will dramatically cut the costs for crew, cast, and overall expenses. We will operate lean and mean in order to allow for maximum profit with the least amount of overhead possible. One of the best ways to do this is to employ an independent contractor status for everyone who works with and for Relevant Entertainment, which only makes sense considering 90% or more of cast and crew in the entertainment world work under this model. This also allows us to avoid the ridiculously high expenses due to regulations and legalities that come along with having employees like all of the studios do. Because we believe that everyone on a film should have "skin in the game", we will create a more financially manageable/appropriate payday for the actors, directors, and other above the line expense personnel on each of our films. The "business as usual" way of paying exorbitant fees to these people in full before production even begins stops where our company begins. Make no mistake; we will pay our cast and crew highly competitive and attractive rates as compared to the rest of the industry, however, the structure of the pay and the rates will ensure their buy-in for the films' success, which does not typically happen in Hollywood. As a mainstream SAGe actress for 18+ years, trust me when I say that there are plenty of name talent who will work in this business structure, and there are more than you know who are looking for projects like ours!

How and When Do I Get Paid? ⌄

This is probably the most common question we get, which is understandable considering this is an investment! So, for the purposes of clarity, here's how this works. Each investor will receive a proportional amount of their investment plus 10% from the bank financed production budget of each film until they have received their entire 110% return in full (3 installments of payments until whole). This is standard practice because the development fees are production expenses which are directly recoupable from the bank's financing. For example, if Joe Smith invests $75,000 in our campaign with a 10% ROI on his investment, he would receive $25,000 plus his 10% ROI of $2,500 back from each film once the production financing is secured for each film, so $75,000 plus his ROI of $7,500 for a total of $82,500.

In regards to the 25% share of the film company's global profits from all sources of income, around month 38 after development of the first film begins, investors will receive their first share of profits from theatrical, streaming, television, and music revenue. ***All times listed are forecasts and not guarantees as the time table can fluctuate for production and distribution.***

How is The $2 Million Development Fund Per Film Broken Down and Used? ⌄

Our per picture development cost is consists of each project's script expense up to $500,000; its' studio approved director and name cast attachment fees of approximately $1.2 million, and $300,000 for other development fees and overhead. The latter funds are reserved in escrow until we engage our domestic distributor (US/Canada) that approves our proposed list of directors and name cast. The distributor relationship is what solidifies each project's collateral, which is arranged with production tax incentives programs, and other global partners, all of which are part of each project's bonded bank loan collateral that, along with customary foreign pre-sales, provides the production financing for each Relevant Entertainment project.

***It is worth noting here that, as a company, Relevant Entertainment is in the business of reshaping the way that production companies do business. Therefore, the strategy and goal will be to use smaller up-front paydays for the "above the line expenses" which include director and name cast salaries than what is typically paid and what is stated in the numbers listed above here. However, in an abundance of caution, we are using the standard model to ensure that we will have enough to cover any and every contingency we might encounter with the distributors for our first project. ***

Why are you issuing Revenue Sharing over Stock? ⌄

Because we believe this is the fastest and most feasible way to get your money back into your hands! With stock options, investors must first, wait for the company to IPO (go public), which can take years. Then, investors have to wait for an exit to sell their stock before any profit can be obtained. These types of exits and profits are at the whims of the marketplace and the controlling interests of the company, which in today's political/financial climate is extremely risky. We're not interested in asking for your money and investment only to have you wait around for years for the possibility to maybe make a good return on your investment back from this...not when we can offer a model that is much more focused on profit and revenue stream. Because we will be using a studio finance model, we believe we are able to pay our investors back MUCH earlier than not only almost all other independent production companies, but also MUCH earlier than any stock option we could offer. So, when we succeed, the only money you have to wait 5 + years to get back is the additional 25% that you will get off the back end of what the films make. In the world of creative content, we believe revenue participation is the only honest model to use with your investors.

Is this the same as IndieGoGo or Kickstarter? ⌄

No; when you give money on WeFunder, you are investing, not donating. Instead of just being a supportive fan, you're a supportive fan whose receiving profit, as well!